                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.



                                   FORM U-33-S

               ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES




                        Filed under Section 33(e) of the

             Public Utility holding Company Act of 1935, as amended
                   For the Fiscal Year Ended March 31, 2001



              Filed pursuant to the Public Utility Holding Company
                                 Act of 1935 by

                               Scottish Power plc
                            (Name of filing Company)

                                 1 Atlantic Quay
                                 Glasgow G2 8SP
                                   Scotland UK

     Scottish Power plc, an entity organized in Scotland ("ScottishPower"), hereby files with the Securities and Exchange Commission ("Commission"), pursuant to section 33(e) of the Public Utility Holding Company Act of 1935 ("Act") and Rule 57(b) of the implementing regulations thereunder, 17 C.F.R. ss. 250.57(b) (1996), this Annual Report Concerning Foreign Utility Companies covering the preceding fiscal year ended March 31, 2001. ScottishPower is a registered holding company that indirectly holds 100% of the voting securities of PacifiCorp, a United States public utility company. ScottishPower is an associate company of each of (1)Scottish Power UK plc ("SPUK"),(2)Manweb plc ("Manweb"),(3)New IndoPower Investment Company Pte. Ltd.,(4)PT EnergyWorks Indonesia,(5) New IndiaPower Company One/New IndiaPower Company Two and (6) EnergyWorks India Company Pvt. Ltd., each a foreign utility company.

     SPUK is a public limited company organized under the laws of Scotland. SPUK's activities span the generation, transmission, distribution and supply of electricity, gas supply, water supply and wastewater services, telecommunications and the retailing of electrical appliances. ScottishPower owns 100% of SPUK.

     ScottishPower acquired Manweb in 1995. Manweb is a public limited company organized under the laws of the United Kingdom. Manweb is a regional electricity company that engages in the generation, transmission, distribution and supply of electricity in England and Wales. Manweb is also a major supplier of natural gas in the United Kingdom but neither owns nor operates natural gas distribution facilities. ScottishPower owns 100% of Manweb.

     PacifiCorp, a wholly-owned public utility of ScottishPower, acquired Powercor Australia Ltd. ("Powercor")on December 12, 1995. Powercor owns and operates facilities in Australia that are used for the transmission and distribution of electric energy for sale.

     In September 1996, a consortium known as Hazelwood Power purchased a 1,600 MW, brown coal-fired thermal power station and the adjacent brown coal mine in Victoria, Australia ("Hazelwood").

     ScottishPower, in an effort to focus on its U.S. and U.K. operations, initiated efforts in 1999 and 2000 to divest itself of its interests in Australia. ScottishPower conducted an auction of its utility interests in Australia in the last quarter of 1999 and the bidding process was completed July 31, 2000. As a result thereof, ScottishPower completed the sale of Powercor and Hazelwood in the third and fourth quarters of 2000.

     Each foreign utility company identified in this Form U-33-S derives no part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light or power) within the United States. None of the foreign utility companies identified in this Form U-33-S, nor any subsidiary company of any of them, is or will be a public utility company operating in the United States. 15 USCA ss.79z-5b(a)(3) (1997 Supp.).

Item 1
------
A.   Name, location and business address of each foreign utility company:

     SPUK                                   Manweb plc
     1 Atlantic Quay                        Manweb House, Kinsgfield Court,

     Glasgow G2 8SP                         Chester Business Park, Wrexham Road
     Scotland UK                            Chester, United Kingdom CH4 9RF

     PT EnergyWorks Indonesia               New IndiaPower Company One/
     c/o Richard Chow                       New IndiaPower Company Two
     Graha Paramita                         608 St. James Court
     JI Denpasar Raya, Blok D-2             St. Denis Street
     Kuningan, Jakarta 12940                Port Louis
     Indonesia                              Mauritius

     EnergyWorks India Company Pvt. Ltd.
     C/o Ajay Bahl & Co.
     F-40, N.D.S.E. Part 1
     New Delhi 100 049
     India

     New IndoPower Investment
     Company Pte. Ltd.
     95 South Bridge Road
     #9-00 Pidemco Center
     Singapore
     058717

B. Description of the facilities utilized for the generation, transmission and distribution of electric energy for sale:

     (1) SPUK owns and operates generation, transmission and distribution assets and serves approximately 11 percent of UK homes with energy and has a total of
3.5 million customer accounts throughout the UK. SPUK's businesses operate through ScottishPower's UK and Infrastructure Divisions. The UK Division operates ScottishPower's UK generating stations, deals in the wholesale trading of electricity and gas and is responsible for the sales and marketing of electricity, gas and related services to customers throughout the UK and for billing, receipting and handling enquiries in respect of these services.

     The Generation business has available some 4,500 MW of generation capacity, after taking into account contractual obligations, consisting of coal, gas, hydro and wind power resources. The company does not own any nuclear generating stations.

     The Energy Supply business is responsible for the sales and marketing of electricity, gas and related products to customers within SPUK's and Manweb's respective franchise areas and to the competitive market throughout the rest of the U.K. Energy Supply sells electricity to 3.5 million customers and manages the associated customer service, billing and income collection.

     The Energy Trading business secures competitive advantage for SPUK through trading and optimizing its position across the energy value chain.

     ScottishPower's Infrastructure Division includes SPUK's UK Power Systems business and Southern Water.

     SPUK's Power Systems business is responsible for the distribution and transmission network in the ScottishPower franchise area and the distribution network in the Manweb franchise area. Power Systems currently operates 62,000 kilometers of underground cables and 50,000 kilometers of overhead lines.

     Southern Water operates in an area of approx. 10,450 km2 in the South of England. The region has an estimated population of approx. 4.4 million. The portion of the region to which Southern Water supplies water contains approx. 1 million homes and has a resident population of some 2.2 million. Southern Water supplies wastewater services to virtually the whole region, collecting wastewater from almost 1.8 million properties.

     SPUK also has developed businesses in a number of related areas. ScottishPower's electrical appliance retailing business is the third largest supplier of electrical appliances in the U.K. The business sells electrical products through a chain of 171 stores throughout the U.K. In June, 2001, ScottishPower announced that it intends to dispose of the electrical appliance retailing business. ScottishPower's Contracting Services and Technology businesses were successfully sold as ongoing businesses in 2000-01

     (2) Manweb is the regional electricity company in northwest England and north Wales. Manweb covers 12,200 square kilometers in Merseyside, Cheshire and north and mid-Wales.

     (3) Of the remaining foreign utility companies identified in this Report none currently owns or operates facilities used for the generation, transmission or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light or power.

C.   Identification of system companies holding an interest in the FUCO(s):

     (1) SPUK is a direct, wholly-owned subsidiary of ScottishPower.

     (2) Manweb is a direct, wholly-owned subsidiary Genscot Limited ("Genscot"). Genscot, is a wholly-owned subsidiary of SPUK.

     (3) New IndoPower Investment Company Pte. Ltd.: PacifiCorp Group Holdings Company holds the interest in New IndoPower Investment Company Pte. Ltd.

     (4) PT EnergyWorks Indonesia: New IndoPower Investment Company Pte, Ltd. holds a 99.9995% interest in PT EnergyWorks Indonesia.

     (5) New IndiaPower Company One: PacifiCorp Group Holdings Company holds the interest in New IndiaPower Company One and New IndiaPower Company Two.

     (6) EnergyWorks India Company Pvt. Ltd.: New IndiaPower Company One holds a 99.99% interest in EnergyWorks India Company Pvt. Ltd. The remaining 0.01% is held by New IndiaPower Company Two.

     For the fiscal year ended March 31, 2001, there was no debt or other financial obligation of SPUK or Manweb for which there was recourse directly or indirectly to PacifiCorp, nor was there any direct or indirect guarantee of any security of SPUK or Manweb by PacifiCorp.

     For the fiscal year ended March 31, 2001, there was no debt or other financial obligation of New IndoPower Investment Company Pte. Ltd., PT EnergyWorks Indonesia, New IndiaPower Company One/New IndiaPower Company Two, or EnergyWorks India Company Pvt. Ltd., for which there was recourse directly or indirectly to PacifiCorp or ScottishPower, nor was there any direct or indirect guarantee of any security of New IndoPower Investment Company Pte. Ltd., PT EnergyWorks Indonesia, New IndiaPower Company One/New IndiaPower Company Two, or EnergyWorks India Company Pvt. Ltd. by PacifiCorp or ScottishPower.

Item 3
------

     For the fiscal year ended March 31, 2001, there were no service, sales or construction contracts between any of SPUK, Manweb, New IndoPower Investment Company Pte. Ltd., PT EnergyWorks Indonesia, New IndiaPower Company One/New IndiaPower Company Two, EnergyWorks India Company Pvt. Ltd. on the one hand, and PacifiCorp or ScottishPower on the other hand.

Exhibit A
---------

     Exhibit A sets forth an organizational chart showing the relationship of each of the foreign utility companies described in this Form U-33-S to ScottishPower.

Signature
---------

     The undersigned company has duly caused this Annual Report to be signed on its behalf by the undersigned officer thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

     Dated: August 15, 2001.

                                   Scottish Power plc

                                   By:  ----------------------------------------
                                        David T. Nish
                                        Finance Director